                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                               AMENDMENT NO. 1 TO
                                   SCHEDULE TO
                                 (RULE 14d-100)

         TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                    DVI, INC.
         (Name of Subject Company (Issuer) and Filling Person (Issuer))

                 9-1/8% CONVERTIBLE SUBORDINATED NOTES DUE 2002
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                               STEVEN A. GARFINKEL
                                 2500 YORK ROAD
                           JAMISON, PENNSYLVANIA 18929
                                 (215) 488-5000

        (Name, Address and Telephone No. of Person Authorized to Receive
             Notices and Communications on Behalf of Filing Persons)

                                 with a copy to:
                                  JOHN A. HEALY
                       CLIFFORD CHANCE ROGERS & WELLS LLP
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000



                            CALCULATION OF FILING FEE

            TRANSACTION VALUATION               AMOUNT OF FILING FEE
                 $13,750,000                          $2,750*

        * Previously paid.


         / /   Check the box if the filing relates solely to preliminary
                  communications made before commencement of a tender offer.

                  Check the appropriate boxes below to designate any transactions to which the statement relates:

                  / /   third-party tender offer subject to Rule 14d-1.

                  /X/   issuer tender offer subject to Rule 13e-4.

                  / /   going-private transaction subject to Rule 13e-3.

                  / /   amendment to Schedule 13D under Rule 13d-2.


         Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

                         AMENDMENT NO. 1 TO SCHEDULE TO

         DVI, Inc., a Delaware corporation (the "Company"), hereby amends and supplements its Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission (the "Commission") on June 27, 2001 (the "Schedule TO"). The Schedule TO relates to the offer by the Company to exchange any or all of its outstanding 9-1/8% Convertible Subordinated Notes due 2002 for its newly issued 9-1/8% Convertible Subordinated Notes due 2004, upon the terms and subject to the conditions set forth in the Offering Circular filed as
Exhibit 12(a)(1) to the Schedule TO (the "Offering Circular"), the Form of Acceptance filed as Exhibit 12(a)(2) to the Schedule TO and the Note Exchange Agreement filed as Exhibit 12(a)(3) to the Schedule TO. In the Schedule TO, the 9-1/8% Convertible Subordinated Notes due 2002 are referred to as the "Old Convertible Notes" and the 9-1/8% Convertible Subordinated Notes due 2004 are referred to as the "New Convertible Notes."

SCHEDULE TO

         The Schedule TO is hereby supplemented and/or amended as provided below.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         Item 6 of the Schedule TO is hereby amended and restated in its entirety as follows:

         (a)-(b) The information set forth in the Offering Circular in Section 3 ("Background of the Offer") is incorporated herein by reference.

         (c) DVI currently has no plans, proposals or negotiations that relate to or would result in any of the events enumerated in
                  Item 1006(c) of Regulation M-A.

ITEM 8.  INTERESTS IN SECURITIES OF THE SUBJECT COMPANY.

         Item 8 of the Schedule TO is hereby amended and restated in its entirety as follows:

         The information set forth in the Offering Circular in Section 4 ("Background of the Offer") is incorporated herein by reference.

ITEM 12.  EXHIBITS.

         Item 12 of the Schedule TO is amended by adding the following:

         (d)(1) Commitment Letter from CIBC Trust Company (Bahamas) Ltd., dated June 18, 2001.

         (d)(2)   Commitment Letter from Delbert Coleman, dated June 12, 2001.

         (d)(3) Commitment Letter from Gerald L. Cohn Revocable Trust, dated June 11, 2001.

         (d)(4) Commitment Letter from Hannah S. & Samuel L. Cohn Memorial Foundation, dated June 11, 2001.


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
THE OFFERING CIRCULAR

         The Offering Circular is hereby supplemented and/or amended as provided below.

OFFERING CIRCULAR COVER PAGE

         The first page of the Offering Circular is hereby amended and supplemented by deleting the second sentence in the first paragraph thereof and inserting the following in its place:

         The Offer is being made to all holders of the Old Convertible Notes.

SUMMARY TERM SHEET

         The bullet point titled "Is the Offer open to all holders of the Old Convertible Notes?" is hereby amended and restated in its entirety as follows:

IS THE OFFER OPEN TO ALL HOLDERS OF THE OLD CONVERTIBLE NOTES?

                                        Yes.



         The bullet point titled "Until what time can I withdraw my acceptance of the Offer?" is hereby amended and restated in its entirety as follows:

UNTIL WHAT TIME CAN I WITHDRAW MY ACCEPTANCE OF THE OFFER?

                                        You can withdraw your acceptance at any
                                        time up to the expiration of the Offer.
                                        In addition, unless your Old Convertible
                                        Notes have previously been accepted for
                                        exchange by DVI pursuant to the Offer,
                                        you may withdraw your acceptance at any
                                        time after August 23, 2001.


         The following bullet point is inserted immediately below the bullet point titled "If I decide not to tender, what will happen to my Old Convertible Notes?":

WHAT ARE THE MATERIAL TERMS OF THE NEW CONVERTIBLE NOTES?

                                        Except as described below, the New
                                        Convertible Notes have substantially
                                        identical terms to the Old Convertible
                                        Notes, including the interest rate,
                                        which is 9-1/8%, the interest payment
                                        dates, which are the same as those for
                                        the Old Convertible Notes, the
                                        conversion rate, which is $10.60 in
                                        aggregate principal amount of New
                                        Convertible Notes per share of common
                                        stock of DVI and covenants (promises)
                                        made by DVI in the agreement governing
                                        the Notes, which are substantially the
                                        same as those made by DVI in the
                                        agreement governing the Old Convertible
                                        Notes.


SECTION 1. TERMS OF THE OFFER

         Section 1 of the Offering Circular is hereby amended and supplemented by deleting the first sentence of the sixth paragraph thereof and inserting the following in its place:


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         Acceptances of the Offer are irrevocable except that they can be withdrawn at any time prior to the expiration of the Offering Period and, unless theretofore accepted for exchange by the Company, at any time after August 23, 2001.

SECTION 2. CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE OFFER

         Section 2 of the Offering Circular is hereby amended and supplemented by deleting the first sentence of the first paragraph thereof and inserting the following in its place:

         The Company believes that for United States federal income tax purposes the exchange of Old Convertible Notes for New Convertible Notes in the Offer should not result in the recognition of taxable gain or loss for federal income tax purposes.

SECTION 3. BACKGROUND OF THE OFFER

         Section 3 of the Offering Circular is hereby amended and supplemented by inserting the following as the second to last paragraph thereof:

         In addition to the above holders, the Company has received an oral indication from John E. McHugh, a member of the Company's Board of Directors, that Mr. McHugh's wife, Brenda McHugh, intends to accept the Offer for her entire $250,000 in principal amount of Old Convertible Notes and tender such notes for an equal principal amount of New Convertible Notes.

         Section 3 of the Offering Circular is hereby further amended and supplemented by inserting the following as the last paragraph thereof:

         The Old Convertible Notes accepted for exchange by the Company pursuant to the Offer will be canceled and will cease to exist.

SECTION 4. CERTAIN INFORMATION CONCERNING THE COMPANY -- SECURITIES OWNERSHIP OF
           CERTAIN AFFILIATES

         Section 4 of the Offering Circular is hereby amended and supplemented by inserting the following as the last paragraph thereof:

         The Old Convertible Notes owned or deemed to be beneficially owned by Messrs. Cohn and McHugh constitute 7.27% and 1.82% of the outstanding Old Convertible Notes, respectively.

SECTION 5. SUMMARY COMPARISON OF OLD CONVERTIBLE NOTES AND NEW CONVERTIBLE NOTES

         Section 5 of the Offering Circular is hereby amended and supplemented by inserting the following as the last paragraph thereof:

         As of March 31, 2001, the Old Convertible Notes are, and following their issuance, the New Convertible Notes will be, subordinated in right of payment to an aggregate of approximately $575,000,000 of existing indebtedness of DVI and its subsidiaries. $155,000,000 of such indebtedness issued as 9-7/8% Senior Notes is due February 1, 2004. Approximately $56,000,000 of such indebtedness is due to financial institutions from May 15, 2003 through May 15, 2005. The remainder of such indebtedness has been incurred by DVI pursuant to warehouse credit facilities in the ordinary course of business.

SECTION 6. CERTAIN SECURITIES LAW MATTERS.

         Section 6 of the Offering Circular is hereby amended and supplemented by inserting the following after the first sentence thereof:

         The Company has satisfied itself based upon information previously provided that each of the

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holders of the Old Convertible Notes is an "accredited investor" as defined in
Rule 501(a) under the Securities Act and that it is in compliance with Rule 506 under the Securities Act.

         Section 6 of the Offering Circular is hereby further amended and supplemented by deleting the first bullet point under the word "Accordingly" in such section.




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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 20, 2001                DVI, INC.


                                   /s/    Michael A. O'Hanlon
                                   ---------------------------------------------
                                   Name:  Michael A. O'Hanlon
                                   Title: President and Chief Executive Officer




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                                  Exhibit Index

(d)(1) Commitment Letter from CIBC Trust Company (Bahamas) Ltd., dated June 18, 2001.

(d)(2)   Commitment Letter from Delbert Coleman, dated June 12, 2001.

(d)(3)   Commitment Letter from Gerald L. Cohn Revocable Trust, dated June 11,
         2001.

(d)(4) Commitment Letter from Hannah S. & Samuel L. Cohn Memorial Foundation, dated June 11, 2001.



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